SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549












                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940












                         THE VICTORY INSTITUTIONAL FUNDS
                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 14 day of July 2005.


                  Signature: THE VICTORY INSTITUTIONAL FUNDS


                             By: /s/ Cynthia Lee Lindsey
                                ---------------------------------------
                                     Cynthia Lee Lindsey
                                     Secretary


Attest: /s/ Andrew L. Karas
        ----------------------------
Name:  Andrew L. Karas
       -----------------------------
Title: Manager - BISYS Fund Services
       -----------------------------


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                                   SCHEDULE A

                          TO THE FORM N-18F-1 ELECTION
                                       OF
                             THE INSTITUTIONAL FUNDS

1.    Institutional Liquid Reserves Fund

2.    Institutional Diversified Stock Fund


Dated as of February 10, 2005